

June 10, 2025

Division of Trading and Markets
Office of Market Supervision
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

      RE: MIAX Emerald, LLC ("EMERALD")
              Amendment 2025-10 to Form 1 Application

Dear Sir/Madam:

Enclosed for official filing pursuant to Rule 6a-2(a) is Amendment 2025-10 to the Form 1 Application of EMERALD, which includes the following changes:

      Exhibit F –   Updated membership forms

Please do not hesitate to contact me if you have any questions in connection with this matter.

               Sincerely,

               Barbara J. Comly
               EVP, General Counsel & Corporate Secretary

Enclosure
cc: Marlene Olsen

Form 1 Page 1 Execution Page	**UNITED STATES SECURITIES AND EXCHANGE COMMISSION** **WASHINGTON, D.C. 20549** **APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR,** **REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION** **FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT**	Date filed (MM/DD/YY): 06/10/25	OFFICIAL USE ONLY

Warning: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative or criminal action

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION   ☒ AMENDMENT

1. State the name of the applicant: MIAX Emerald, LLC

2. Provide the applicant's primary street address: 7 Roszel Road, Suite 1A, Princeton, NJ 08540

3. Provide the applicant's mailing address (if different):

4. Provide the applicant's business telephone and facsimile number:
   Telephone: 609-897-7300; Facsimile: 609-987-2210

25000191

5. Provide the name, title and telephone number of a contact employee:
   Barbara J. Comly, EVP, General Counsel & Corporate Secretary
   609-897-7315

6. Provide the name and address of counsel for the applicant:
   Barbara J. Comly, EVP, General Counsel & Corporate Secretary
   MIAX Emerald, LLC
   7 Roszel Road, Suite 1A
   Princeton, NJ 08540

7. Provide the date applicant's fiscal year ends: December 31

8. Indicate legal status of applicant: ☐ Corporation   ☐ Sole Proprietorship   ☐ Partnership
   ☒ Limited Liability Company   ☐ Other (specify):

   If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):

   (a) Date (MM/DD/YY): 01/30/18   (b) State/Country of formation: Delaware

   (c) Statute under which applicant was organized: Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.)

EXECUTION: The applicant consents that service of any civil action brought by, or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of, and with the authority of, said applicant. The undersigned and applicant represent that the information and statements contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true, and complete.

MIAX EMERALD, LLC

Date: June 10, 2025

By: _Barbara J. Comly_
Barbara J. Comly
EVP, General Counsel & Corporate Secretary

Subscribed and sworn before me this 10th day of June, 2025.

Jane Post
Jane Post
Notary Public of the State of New Jersey
My Commission Expires October 27, 2029

This page must always be completed in full with original, manual signature and notarization.
Affix notary stamp or seal where applicable.

EXHIBIT F

<u>**Exhibit Request:**</u>

A complete set of all forms pertaining to:

1.   Application for membership, participation, or subscription to the entity.

2.   Application for approval as a person associated with a member, participant, or subscriber of the entity.

3.   Any other similar materials.

<u>**Response:**</u>

1.   Pre-Application Survey (MIAX, PEARL Options, EMERALD & SAPPHIRE)

2.   Member Application (MIAX, PEARL Options, EMERALD & SAPPHIRE)

3.   Amendment to Member Application (MIAX, PEARL Options, EMERALD & SAPPHIRE)

4.   Waive-In Member Application (MIAX, PEARL Options, EMERALD & SAPPHIRE)

5.   Clearing Member Give-Up Authorization and Guarantee (MIAX, PEARL Options, EMERALD & SAPPHIRE)

6.   Market Maker Member Guarantee (EMERALD)

7.   Universal Give-Up & Designated Clearing Advisement (MIAX, PEARL Options, EMERALD & SAPPHIRE)

8.   User Agreement (MIAX, PEARL Options, PEARL Equities, EMERALD & SAPPHIRE)

9.   Sponsored Access Agreement (EMERALD)

10.   Service Bureau Agreement (MIAX, PEARL Options, PEARL Equities, EMERALD & SAPPHIRE)

11.   Clearing Member Restriction Form (MIAX, PEARL Options, EMERALD & SAPPHIRE)

12.   Volume Aggregation Request Form (MIAX, PEARL Options, EMERALD & SAPPHIRE)

13.   Stock-Tied Give Up Authorization and Guarantee (EMERALD)

14.   Stock-Tied Complex Order Authorization (EMERALD)

15.   Exchange Data Agreement (MIAX, PEARL Options, PEARL Equities, EMERALD & SAPPHIRE)

16. Market Data Policies (MIAX, PEARL Options, PEARL Equities, EMERALD & SAPPHIRE)

17. Schedule A – Affiliated Companies List (MIAX, PEARL Options, PEARL Equities, EMERALD & SAPPHIRE)

18. Schedule B – Data Feed Request Form (MIAX, PEARL Options, PEARL Equities, EMERALD & SAPPHIRE)

19. Schedule C – Service Facilitator List (MIAX, PEARL Options, PEARL Equities, EMERALD & SAPPHIRE)

20. Schedule D – Market Data Subscriber Agreement (MIAX, PEARL Options, PEARL Equities, EMERALD & SAPPHIRE)

21. Extranet Connection Agreement (MIAX, PEARL Options, PEARL Equities, EMERALD & SAPPHIRE)

22. Extranet Schedule A (MIAX, PEARL Options, PEARL Equities, EMERALD & SAPPHIRE)

23. Application for Academic Discount For AD HOC Requests For Historical Open-Close Report Market Data (MIAX, PEARL Options, EMERALD & SAPPHIRE)

The Exchange intends to use Form U-4, the Uniform Application for Securities Industry Registration or Transfer, for persons applying to be associated persons of a Member.



MIAX Emerald® Options Exchange
Stock-Tied Complex Order Authorization

MIAX Emerald, LLC ("MIAX Emerald" or the "Exchange") Member Firms should use this form to request participation in Complex Orders containing a stock component. Please fill out this form in its entirety and return to MIAX Emerald Membership (see Section H below).

SECTION A – GENERAL MEMBER INFORMATION

Member Firm:

Contact Name: Email:

CRD No.:   Phone:

SECTION B – FIRM-BASED ACCOUNT CONFIGURATION (ORDER-BY-ORDER BASIS)

On a Firm-level basis, provide the following Stock Account MPID(s) which will be used to trade Complex Order strategies with a stock component.

Stock Account MPID(s)

- If sending stock clearing instructions on an order-by-order basis, EEMs have the option to specify a default stock clearing account within this Section.
- Alternatively, in the absence of an order-by-order basis, please use Section C.
- Electronic Exchange Members (EEM) must complete either Section B or Section C.
- Please use an attachment if needed.

SECTION C – MPID-BASED ACCOUNT CONFIGURATION

Provide the following information for each MIAX Emerald MPID which will be used to trade Complex Order strategies with a stock component.

Column A MIAX Emerald MPID	Column B Stock Account MPID

- By providing MPID-based account information, MIAX Emerald will pre-configure your stock clearing information using Column A and Column B above.
- Market-Makers must complete both Column A and Column B.
- Please use an attachment if needed.

SECTION D – CLEARING PATH

Check the desired clearing path for stock component.

1. ACT – Requires Uniform Service Bureau/Executing Broker Agreement (AGU) with FINRA Transparency Services

2. Direct to NSCC – Requires Qualified Special Representative (QSR Form submitted via DTCC Portal) arrangement with FINRA

SECTION E – THIRD PARTY DISCLAIMER

It is expressly understood that a clearing issue which may arise from an order entered through this stock-option order processing is strictly between the MIAX Emerald Member Firm and the Exchange's designated Stock Routing Broker Dealer (SRBD), in its role as a Stock Facilitating Broker, and does not involve any third party which may be the originator of the transaction as a client of the MIAX Emerald Member Firm.

Yes

No

SECTION F – SUPPLEMENTAL MATERIAL

• *FINRA Transparency Services Uniform Executing Broker Agreement (AGU)* – FINRA member firms who wish to participate in the Complex Order System are required to execute this Agreement.

• *QSR Arrangement (DTCC Portal)* – Member firms which are not a FINRA member and have no access to ACT via its clearing firm, must have its clearing firm enter into this arrangement with FINRA.

• *MPID & Session Request Form* – Member firms that do not have an assigned MPID must request one by submitting this form to MIAX Emerald Membership.

• In accordance with Rule 518 Interpretation and Policy .01(a), to participate in stock-option order processing, a member firm must give up a Clearing Member previously identified to and processed by the Exchange as a Designated Give Up for that member firm, and which has entered into a *Uniform Executing Broker Agreement* with FINRA Transparency Services.

SECTION G – SIGNATURES

Authorized Signatory MIAX Emerald Member Firm

Authorized Signatory Stock Facilitating Broker or Exchange

Print Name/Title

Print Name/Title

Date

Date

The NSCC Stock MPID(s) listed on this filing has previously been set-up with the Authorized Stock Facilitating Broker. The new option MPID listing(s) or change(s) thereto have been entered into the MIAX Emerald Membership Trading System for immediate use.

SECTION H – SUBMISSION

Please submit your completed form electronically to MIAX Emerald Membership: membershipcore@miaxglobal.com.
Questions may be directed to MIAX Emerald Membership at 609-897-1479.



Check one:　　　　New Service Request　　　　Addition to Existing Service　　　　Deletion from Existing Service

Date of Request:

Data of Recipient/Data Feed Distributor Contact Information

Company Name :

Primary Contact

Phone:　　　　　　　　　　Primary Contact Email:

Technical Contact

Phone:　　　　　　　　　　Technical Contact Email:

Billing Contact

Phone:　　　　　　　　　　Billing Contact Email:

Reporting Contact

Phone:　　　　　　　　　　Reporting Contact Email:

1. Intended Use

Intended Use of MIAX Pearl Equities Market Data
Check All Applicable

　　Internal Distribution Within Company and/or Affiliates

　　　　Display Usage　　　　　Non-Display Usage

　　Controlled Distribution to External Parties (control entitlement and individual device usage)

　　Uncontrolled Distribution to External Parties (does not control entitlement or display of information)

Intended Use of MIAX Options Market Data
Check All Applicable

　　Internal Distribution Within Company and/or Affiliates

　　　　Display Usage　　　　　Non-Display Usage

　　Controlled Distribution to External Parties (control entitlement and individual device usage)

　　Uncontrolled Distribution to External Parties (does not control entitlement or display of information)

Intended Use of MIAX Pearl Options Market Data

Check All Applicable

Internal Distribution Within Company and/or Affiliates

Display Usage   Non-Display Usage

Controlled Distribution to External Parties (control entitlement and individual device usage)

Uncontrolled Distribution to External Parties (does not control entitlement or display of information)

Intended Use of MIAX Emerald Options Market Data

Check All Applicable

Internal Distribution Within Company and/or Affiliates

Display Usage   Non-Display Usage

Controlled Distribution to External Parties (control entitlement and individual device usage)

Uncontrolled Distribution to External Parties (does not control entitlement or display of information)

Intended Use of MIAX Sapphire Options Market Data

Check All Applicable

Internal Distribution Within Company and/or Affiliates

Display Usage   Non-Display Usage

Controlled Distribution to External Parties (control entitlement and individual device usage)

Uncontrolled Distribution to External Parties (does not control entitlement or display of information)

---

2. Market Data Requested

MIAX Pearl Equities Market Data Requested

MIAX Pearl Equities Top of Market (ToM)

MIAX Pearl Equities Depth of Market (DoM)

MIAX Pearl Equities Short Sale Volume and Trades Report

Annual Subscription   Monthly Subscription

Historical Dates

Other:

MIAX Options Market Data Requested

MIAX Options Top of Market (ToM)[1]

Administrative Information Subscriber (AIS)

MIAX Options Product Feed (MPF)

MIAX Options Complex Top of Market (cToM)

MIAX Options Order Feed (MOR)

MIAX Options Open-Close Report

Intraday   End of Day   Historical Dates

Other:

MIAX Pearl Options Market Data Requested

MIAX Pearl Options Top of Market (ToM)[1]

MIAX Pearl Options Liquidity Feed (PLF)

MIAX Pearl Options Open-Close Report

Intraday   End of Day   Historical Dates

Other:

MIAX Emerald Options Market Data Requested

MIAX Emerald Options Top of Market (ToM)[1]

Administrative Information Subscriber (AIS)

MIAX Emerald Options Complex Top of Market (cToM)

MIAX Emerald Options Order Feed (MOR)

MIAX Emerald Options Open-Close Report

Intraday   End of Day   Historical Dates

Other:

MIAX Sapphire Options Market Data Requested

MIAX Sapphire Options Top of Market (ToM)[1]

MIAX Sapphire Options Liquidity Feed (SLF)

MIAX Sapphire Options Complex Top of Market (cToM)

MIAX Sapphire Options Open-Close Report

Intraday   End of Day   Historical Dates

Other:

[1] Any Data Recipient reviewing the ToM (Top of Market) Data acknowledges and agrees that it has equivalent access to consolidated options information disseminated by the Options Price Reporting Authority ("OPRA") for the same classes or series of options that are included in the ToM Market Data.

Modified 4/2025 | v1.5   3

3. Distribution Service Description and Entitlement

Controlled Distribution Service Description and Entitlement

Internal Distribution – Describe Intended Use of Data

External Distribution – Describe Service Provided

(Specify Options or Equities Data in Description)   Entitlement Methodology

Uncontrolled Distribution to External Parties

Please provide information for any Uncontrolled Distribution of Exchange Market Data from your organization, if applicable.

Planned Instillation Date:

Describe below to whom/how you will distribute the data in an Uncontrolled manner:

Certification

I certify that the information provided in this form is complete and accurate and complies with all terms and conditions of the Exchange Data Agreement with Miami International Securities Exchange, LLC ("MIAX"), MIAX PEARL, LLC ("MIAX Pearl"), MIAX Emerald, LLC ("MIAX Emerald"), and/or MIAX Sapphire, LLC ("MIAX Sapphire") (individually or collectively referred to herein as the "Exchange" as applicable).

Print name: Title:

Signature: Date: